

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 14, 2009

Mr. Michael J. Chesser
Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

RE: Great Plains Energy Incorporated
Form 10-K For Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 1-32206

Dear Mr. Chesser:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K For Fiscal Year Ended December 31, 2008</u>

<u>Item 8. Consolidated Financial Statements, page 57</u>

<u>Notes to Consolidated Financial Statements, page 69</u>
<u>Note 14. Common Shareholders' Equity</u>

1.   In future filings please disclose the amount of consolidated retained earnings or net income restricted or free of restrictions with respect to the payment of dividends. Refer to Rule 4-08(e)(1) of Regulation S-X. In addition, please disclose the amount of restricted net assets, as defined in Rule 4-08(3) of Regulation S-X, of unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to paragraph Rule 4-08(e)(3)(ii) of Regulation S-X.

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2009</u>

<u>Item 1. Consolidated Financial Statements, Page 5</u>

2.   We note that your market capitalization is significantly below the carrying value of your net assets and has been for consecutive quarters. Please tell us whether you performed an interim impairment test of goodwill. If not, please explain to us how you analyzed the difference to conclude that an impairment test was not necessary. Please explain any qualitative and quantitative factors you considered. If you performed an interim impairment test of goodwill please provide us with a summary of the results, including the results of step two.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief